UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. das Nações Unidas, 14,401 – 22nd to 25th. Floors, Torre Jequitiba

Condomínio Parque da Cidade, Chácara Santo Antônio – 04730-090

São Paulo – SP Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE OF FULL REDEMPTION TO THE HOLDERS OF

BRF S.A.

4.75% SENIOR NOTES DUE 2024

(CUSIP: 10552T AF4; P1905CAE0)

(ISIN: US10552TAF49; USP1905CAE05)

Date: September 5, 2023

________________________________________________________________________

NOTICE IS HEREBY GIVEN by BRF S.A., a corporation (sociedade anônima) organized under the laws of Brazil (the “Company”), to all holders (the “Holders”) of the Company’s 4.75% Senior Notes due 2024 (the “Notes”), pursuant to Section 3.04 of the indenture, dated as of May 22, 2014, as amended on December 22, 2016 and on December 31, 2018 (the “Indenture”), among the Company, as Issuer, The Bank of New York Mellon (the “Trustee” or the “Paying Agent”, as the case may be), as Trustee, U.S. Paying Agent, Registrar and U.S. Transfer Agent, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, as follows:

1.       On October 5, 2023 (the “Redemption Date”), pursuant to Section 3.04 of the Indenture and Paragraph 5(B) of the Notes, the Company will redeem the full aggregate principal amount of the outstanding Notes under CUSIP Nos. 10552T AF4; P1905CAE0, and ISINs US10552TAF49; USP1905CAE05 (the “Redemption”), for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture as the greater of:

•	100% of the principal amount of all the Notes, plus any accrued and unpaid interest on the principal amount of the Notes and Additional Amounts, if any, to, but excluding, the Redemption Date; and

•	the sum of the present value, calculated by the Company as of the Redemption Date, of each remaining scheduled payment of principal and interest on the Notes (exclusive of interest accrued to the Redemption Date) due after the Redemption Date through the Stated Maturity Date, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus any accrued and unpaid interest on the principal amount of the Notes and Additional Amounts, if any, to, but excluding, the Redemption Date.

2.       The Notes must be surrendered to the Paying Agent to collect the Redemption Price.

3.       The name and address of the Paying Agent are the following:

The Bank of New York Mellon

240 Greenwich Street – Floor 7 East

Global Trust Services, Americas

New York, New York 10286

United States

Attention: Global Finance, Americas

4.       On the Redemption Date the Redemption Price and any accrued interest payable to, but excluding, the Redemption Date shall become due and payable in respect of each Note to be redeemed, and, unless the Company defaults in depositing with the Paying Agent funds in satisfaction of the applicable Redemption Price, interest on each Note to be redeemed shall cease to accrue on and after the Redemption Date in accordance with Section 3.06 of the Indenture. Upon Redemption, the Notes will cease to be listed on the Luxembourg Stock Exchange, and the Notes will be cancelled and any obligation thereunder extinguished.

6.       Notice of determination of the Redemption Price will be given to the Paying Agent and to Holders on or about the third business day preceding the Redemption Date.

7       A copy of this Notice of Redemption has been sent to Holders of record for the Notes as of September 5, 2023.

8.       No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

9.       Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

BRF S.A.

Important Tax Information. Payments made to Holders may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%. To avoid backup withholding, a Holder that is a U.S. person for U.S. federal income tax purposes that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (TIN) provided is correct, and that such Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.

* * *

This Current Report on Form 6-K may include certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Current Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2023

BRF S.A.

By: : /s/ Fabio Luis Mendes Mariano
Name: Fabio Luis Mendes Mariano
Title: Chief Financial and Investor Relations Officer